Mail Stop 6010

								November 30, 2005


Mark R. Bridges
President and Chief Executive Officer
Overseas Partners Ltd.
Cumberland House, One Victoria Street
Hamilton HM 11
BERMUDA

	Re:	Overseas Partners Ltd.
		Schedule 14A
		Filed November 23, 2005
		File No. 0-11538

Dear Mr. Bridges:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We will review the Schedule 13E-3 you file in connection with this transaction. Any comments we have on the Schedule 13E-3 will be sent under separate cover. They will need to be resolved before you file a definitive proxy statement and mail it.

2. Please file the proxy card with your revised proxy statement.


Directors` and Officers` Interests in the Liquidation, page 9

3. In your revised proxy statement, please include the share ownership information directly in the proxy statement rather than incorporating it by reference from the previous proxy statement.


*	*	*


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Matthew M. Ricciardi
	LeBoeuf, Lamb, Greene & MacRae LLP
	125 West 55th Street
	New York, NY 10019-5389
??

??

??

??

Mark R. Bridges
Overseas Partners Ltd.
November 30, 2005
Page 1